August 5, 2015

Mr. Tom Bollich

Via Email

Re: Settlement and Satisfaction of debts

Dear Tom:

During the course of your association with Hydro Innovations, LLC and Surna, Inc. (collectively the “Company”) you advanced certain amounts to the Company and certain personal expenses were offset against these advances. The net principal balance of these advances is $192,034 and the debt is unsecured, bears no interest, and has no determined due date.

Per our recent conversations via telephone, the Company hereby offers you an immediate payment of $100.00 in full satisfaction of this debt and in return for your agreement not to sell more than 1% of the Company’s total outstanding shares (as reflected in the Company’s most recent, relevant public filing with the SEC) during any fiscal quarter.

The Company intends this as an offer and intends the parties to be so mutually bound upon your acceptance, which you may indicate by signing below and returning this letter to me or simply by providing to the Company wire instructions for the $100.00 payment.

Sincerely,

/s/ Tae Darnell
Tae Darnell
Principle Executive Officer

I, Tom Bollich, hereby accept payment of $100.00 in complete satisfaction of the Company’s total obligations and indebtedness to me and further agree not to sell more than 1% of the Company’s total issued and outstanding shares in any fiscal quarter.

/s/ Tom Bollich	,	08/06/2015
Tom Bollich		Date

303.993.5271 │ info@surna.com │ surna.com

1780 55th Street Suite A, Boulder, CO 80301